THE NORTH WEST COMPANY

04 MAR 31 7:21

March 22, 2004

04010981

SUPPL

Office of International Corporate Finance
The U.S. Securities & Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549
U.S.A.

Dear Sir or Madam:

NORTH WEST COMPANY FUND REPORTS FOURTH QUARTER RESULTS
EXEMPTION NUMBER 82-34737

Attached please find the following documents

1. Press Release – Fourth Quarter Results Conference Call.
2. Mailing document certifying that the Fund's 2003 Fourth Quarter Report to Unitholders for the period ended January 31, 2004, was mailed on March 19, 2004
3. 2003 Fourth Quarter Report to Unitholders with Financials
4. Press Release dated March 18, 2004 with Financials
5. Notice of Annual Meeting & Record Date.

If you require further information, please feel free to contact me. Thanks.

Yours sincerely

PROCESSED
APR 06 2004
THOMSON FINANCIAL

L Peever

Linda Peever
Asst. Corporate Secretary
North West Company Fund
77 Main Street
Winnipeg MB R3C 2R1

Direct Line: (204) 934-1504
Direct Fax: (204) 934-1455
Email Address: lpeever@northwest.ca

www.northwest.ca

dly 4/5

Northern

NORTH WEST COMPANY FUND
PRESS RELEASE

FOR IMMEDIATE RELEASE

NORTH WEST COMPANY FUND
FOURTH QUARTER RESULTS CONFERENCE CALL

Winnipeg, March 10, 2004: North West Company Fund (the "Fund") will release its fourth quarter results on Thursday, March 18, 2004. In conjunction with the release, The North West Company will host a conference call.

Event: North West Company Fund 2003 Fourth Quarter Results Conference Call

When: Thursday, March 18, 2004 at ????? p.m. Eastern

How: To access the call, please dial 1-888-280-8349 or 416-695-9726 a few minutes in advance.

The conference call will be archived and can be accessed by dialing 1-888-509-0081 or 416-695-5275. This archive will be available until March 25, 2004. The conference call will also be archived at www.northwest.ca.

Participants: Ian Sutherland, Chairman
Edward Kennedy, President & CEO
Léo Charrière, Executive Vice-President, CFO & Secretary

The North West Company Inc. is the leading retailer of food and everyday products and services to northern communities across Canada and Alaska. NWC operates 181 stores under a number of trading names, including *Northern, NorthMart, Giant Tiger* and *AC Value Center*, and provides catalogue shopping services through its *Selections* catalogue in northern Canada.

-30-

For more information contact:

Edward Kennedy, President & CEO, The North West Company
phone (204) 934-1482; fax (204) 934-1317; email ekennedy@northwest.ca

Léo Charrière, Executive Vice-President, CFO and Secretary, The North West Company
phone (204) 934-1503; fax (204) 934-1455; email lcharriere@northwest.ca

or visit on-line at www.northwest.ca

EXEMPTION NUMBER 82-34737

NORTH WEST COMPANY FUND

I, LÉO CHARRIÈRE, Secretary of North West Company Fund (the "Fund"), hereby certify that the Fund's 2003 fourth quarter report to unitholders for the period ended January 31, 2004, was mailed on March 19, 2004, by first-class mail, to unitholders of record on March 11, 2004.

DATED at Winnipeg, Manitoba, this 19th day of March 2004.

Signed "Léo Charrière"

LÉO CHARRIÈRE

2003 FOURTH QUARTER REPORT TO UNITHOLDERS

CONSOLIDATED RESULTS

The North West Company Fund reported a fourth quarter consolidated sales increase of 5.8% to $217.0 million compared to $205.1 million in 2002. The quarter had 14 weeks compared to 13 last year. On an equivalent 13-week basis sales declined by 0.5% and on a same store basis sales were down 1.2%, excluding foreign exchange impact. Fourth quarter net earnings increased 4.5% to $10.6 million compared to $10.2 million in 2002. Fully diluted earnings per unit increased 4.8% to $0.66 per unit compared to $0.63 per unit last year.

Trading profit[1] or net earnings before interest, income taxes, depreciation and amortization (EBITDA) increased 3.2% to $21.0 million. Interest expense decreased to $1.5 million from $1.8 million last year as lower customer receivable and inventory positions reduced overall borrowings. Income taxes increased $0.5 million in the quarter versus last year due to higher pre-tax earnings in the Canadian operations.

Year-to-date sales of $782.7 million increased 4.4%, 2.7% on an equivalent 52-week basis (up 2.1% on a same store basis excluding foreign exchange impact) over last year. Trading profit[1] was $72.8 million (up 0.8%) compared to $72.3 million last year. Consolidated earnings were up 3.7% to $35.7 million ($2.22 per unit), which includes an insurance gain of $1.1 million, compared to $34.5 million ($2.14 per unit) last year.

The Canadian dollar's appreciation during 2003 reduced year-to-date net earnings from Alaskan operations by 11.7% or $763,000 ($0.05 per unit). The Company's investment in Alaska Commercial Company is hedged by US long-term debt and is not affected by fluctuations in the foreign exchange rate.

CANADIAN OPERATIONS

Canadian sales for the quarter followed the second half trend of strong food momentum offset by a weak general merchandise performance in core Northern Canada operations. Sales increased 10.9% overall to $176.1 million from $158.7 million in 2002, reflecting an additional selling week in the quarter. On an equivalent 13-week basis sales were up 4.2%, with same store sales down 1.2%.

Northern Canada food sales delivered a 12.5% gain equivalent to 4.0% on a 13-week basis and up 4.0% on a same store basis. Sales increases were achieved in all major categories led by frozen foods, tobacco and grocery non-food, which had increases of 14.3%, 14.3% and 12.2% respectively. Other strong performers included meats, chilled foods, commercial bakery and confections.

The general merchandise focus in Northern Canada continues to be on margin management and inventory productivity. Northern Canada general merchandise sales were down 7.2%, equivalent to a 10.7% decrease on an equivalent 13-week basis against a 4.6% increase on a same store basis last year. In 2002, higher promotional and clearance markdowns together with larger-ticket sales helped to drive sales but reduced profitability. A less aggressive, controlled approach this year significantly improved retained gross profit dollars within a tighter discretionary spending environment.

Overall Canadian gross profit dollar contribution increased 15.8% in the quarter with both food and general merchandise having strong increases. General merchandise margin rates and product mix are expected to

---

[1] Trading Profit or EBITDA is not a recognized measure under Canadian generally accepted accounting principles (GAAP). Management believes that in addition to net earnings (loss), trading profit is a useful supplemental measure as it provides investors with an indication of cash available for distribution prior to debt service, capital expenditures and income taxes. Investors should be cautioned, however, that trading profit should not be construed as an alternative to net earnings (loss) determined in accordance with GAAP as an indicator of NWF's performance. NWF's method of calculating trading profit may differ from other companies and, accordingly, trading profit may not be comparable to measures used by other companies.

improve further in 2004 and to deliver profit gains combined with modest sales increases by the second half. Canadian trading profit increased 10.6% to $17.9 million from $16.2 million last year, largely due to improved food sales and Northern Canada's general merchandise profitability gains.

The Company's seven Giant Tiger ("GT") stores produced strong sales. Contribution margin levels in the quarter were positive but continued to be affected by the number of new stores and associated opening and training costs, as a percent of the total GT store base. Same store sales were up 4.0% in the quarter on an equivalent 13-week basis.

In 2004 the Company plans to open three new Giant Tiger stores while focusing on building field support and store management bench strength in anticipation of an accelerated opening schedule beginning in 2005.

ALASKAN OPERATIONS (stated in U.S. dollars)

Alaska Commercial Company ("AC") sales for the quarter increased 5.1% to $31.3 million compared to $29.8 million in 2002. Sales were down 0.3% on an equivalent 13-week basis and down 1.5% on a same store basis.

AC stores' food sales were up 13.9%. On an equivalent 13-week basis food sales increased 6.8%, and on a same store basis they were up 5.3%. Food sales benefited from market share gains and from more local shopping due to less income for travel and out shopping for discretionary products. General merchandise sales were down 14.2%, equivalent to a 17.0% decline on an equivalent 13-week basis and a 17.9% decline on a same store basis. The biggest factor affecting general merchandise sales was the timing and the lower amount of the State of Alaska's Permanent Fund Dividend ("PFD") payments. These payments were 28% below last year and were all distributed during the month of October with no carryover into November. This condensed payment and corresponding selling period negatively impacted November sales and continued into December.

Sales at Frontier Expeditors ("FE"), AC's wholesale business, were up 1.6% in the quarter but declined 4.0% on an equivalent 13-week basis. Sales were impacted by higher taxes on tobacco and customers subsequently ordering more tobacco from out of state. Tobacco wholesale margins are traditionally very low and this situation was offset by margin improvements in other product categories.

AC's gross profit rate for the quarter declined due to more aggressive food retail pricing. Expenses exceeded 2002 by 7.5%. On an equivalent 13-week basis, expenses were flat to last year.

AC's fourth quarter trading profit decreased 9.6% to $2.4 million compared to $2.7 million last year. For the year, trading profit was up 31.0% to $11.0 million.

BALANCE SHEET AND CASH FLOW

Assets employed at the end of the fourth quarter were $409.7 million compared to $418.2 million last year. Cash balances increased $6.2 million from last year. This was largely due to the timing of month-end income payments and the need for higher cash balances to provide cheque cashing and cash withdrawal services to customers. Accounts receivable balances were down 8.3% or $5.4 million lower than last year reflecting lower general merchandise sales and a higher debt loss reserve. Inventory levels were down by 8.9% or $11.3 million. The inventory decrease was $8.2 million, if adjusted for the foreign exchange impact on AC's inventory translated into Canadian dollars. The entire decrease occurred in the Northern Canada operations.

Future income taxes have decreased 26.6% to $10.5 million compared to $14.3 million in 2002 as non-capital loss carry forwards were utilized in 2003. Property and equipment balances increased $3.6

million from last year due to computer hardware and software costs for the store systems. Bank advances increased 7.7% or $2.2 million compared to last year. The increase is due to the higher amount of deposits in transit not yet applied to the operating line. Accounts payable and accrued expenses decreased 16.8% or $10.2 million from last year. Included in last year's payables was a distribution payable amount of $6.3 million which was paid March 15, 2003. In 2003, the distribution was paid prior to year-end. Trade payables are lower than last year and the lower exchange rate used to convert US liabilities also decreased payables.

The weighted average units outstanding for the quarter were 15,929,000 compared to 15,948,000 last year.

UNITHOLDER DISTRIBUTIONS

The Company's distribution policy was reviewed at the March Trustee Meeting. The policy was modified to move annual distributions towards 50% of operating cash flow. This decision was based on an assessment of the Company's short and long-term capital requirements, its stable earnings base and its balance sheet strength.

In accordance with this distribution policy change, regular quarterly cash distributions will increase 15.4% to $0.45 per quarter in 2004 and will consist of $0.39 in interest income and $0.06 in dividend income to unitholders.

The Trustees declared a quarterly cash distribution of $0.45 per unit to unitholders of record on March 31, 2004, distributable on April 15, 2004. Further distributions in 2004 will have a record and payable date at the end of each calendar quarter and will be distributed by the 15th of the following month.

OTHER HIGHLIGHTS

- The Company's new in-store information systems ("ISS") were installed in 10 stores in the quarter for a total of 26 stores and 79 stores were linked into a new central credit management system ("CMS") for a total of 129 stores. This fell short of the target of installing ISS in 36 stores but exceeded the goal of 100 stores for CMS. The installation of ISS in all of the stores is expected to be completed by the end of October 2004 and CMS is expected to be fully installed by the end of April 2004.

On behalf of the Trustees and the Board of Directors:

Ian Sutherland
Chairman

Edward S.Kennedy
President and Chief Executive Officer

March 18, 2004 Winnipeg, Canada

CONSOLIDATED BALANCE SHEETS
(unaudited, $ in thousands)

	January 31 2004
ASSETS	
Current assets	
Cash	$ 16,627
Accounts receivable	59,414
Inventories	116,114
Prepaid expenses	3,083
Future income taxes	2,429
	197,667
Property and equipment	191,809
Other assets	12,153
Future income taxes	8,057
	$ 409,686
LIABILITIES	
Current liabilities	
Bank advances and short-term notes	$ 30,313
Accounts payable and accrued	50,306
Income taxes payable	1,881
Current portion of long-term debt	640
	83,140
Long-term debt	96,949
	180,089
EQUITY	
Capital	165,205
Unit purchase loan plan (Note 3)	(3,650)
Retained earnings	62,823
Cumulative currency translation adjustments	5,219
	229,597
	$ 409,686

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS
(unaudited, $ in thousands)

	14 Weeks Ended January 31 2004	13 Weeks Ended January 25 2003	53 Weeks Ended January 31 2004	52 Weeks Ended January 25 2003
SALES				
Canadian operations	$ 176,056	$ 158,723	$ 615,661	$ 565,747
Alaskan operations	40,894	46,379	167,059	184,012
	$ 216,950	$ 205,102	$ 782,720	$ 749,759
Cost of sales, selling and administrative expenses				
Canadian operations	$ (158,163)	$ (142,540)	$ (557,998)	$ (506,584)
Alaskan operations	(37,765)	(42,197)	(151,896)	(170,904)
Net earnings before amortization, interest and income taxes				
Canadian operations	17,893	16,183	57,663	59,163
Alaskan operations	3,129	4,182	15,163	13,108
Amortization				
Canadian operations	(4,645)	(4,752)	(18,413)	(18,976)
Alaskan operations	(943)	(955)	(3,988)	(3,696)
	15,434	14,658	50,425	49,599
Interest	(1,538)	(1,755)	(6,299)	(6,681)
	13,896	12,903	44,126	42,918
Provision for income taxes (Note 2)	(3,282)	(2,748)	(8,396)	(8,449)
NET EARNINGS FOR THE PERIOD	10,614	10,155	35,730	34,469
Retained earnings, beginning of period	64,703	55,314	52,165	49,142
Distributions	(12,494)	(13,304)	(25,072)	(31,446)
RETAINED EARNINGS, END OF PERIOD	$ 62,823	$ 52,165	$ 62,823	$ 52,165
NET EARNINGS PER UNIT				
Basic	$ 0.66	$ 0.63	$ 2.24	$ 2.15
Diluted	$ 0.66	$ 0.63	$ 2.22	$ 2.14
Weighted Average Number of Units Outstanding (000's)				
Basic	15,929	15,948	15,940	16,007
Diluted	16,126	16,126	16,126	16,126

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Accounting Presentations and Disclosures
These interim financial statements follow the same accounting policies and their methods of application as the 2002 annual financial statements. Not all disclosures required by generally accepted accounting principles for annual financial statements are presented, and accordingly, the interim financial statements should be read in conjunction with the 2002 Annual Report.

2. Income Taxes
Certain interest amounts deducted by The North West Company Inc. are included as taxable income to unitholders of North West Company Fund upon distribution. The income tax benefit of loss carryforwards to the Company has been recorded in these financial statements as a future income tax asset.

3. Unit Purchase Loan Plan
Loans issued to officers to purchase units under the unit purchase loan plan are treated as a reduction of equity. These loans are non-interest bearing and repayable from the after tax distributions or if the officer sells the units or leaves the Company. The loans are secured by a pledge of 192,657 units of the Company with a quoted value at January 31, 2004 of $4,552,485. Loans receivable at January 31, 2004 of $3,650,240 are recorded as a reduction of equity. The loans have a term of five years. The maximun value of the loans under the plan will not exceed $7,500,000.

4. Net Identifiable Assets ($ in thousands)

	January 31 2004	January 25 2003
Canadian operations	$ 290,708	$ 280,341
Alaskan operations	66,791	75,855

5. Guarantees
The Company implemented Accounting Guideline 14 - "Disclosure of Guarantees", issued by the Canadian Institute of Chartered Accountants, which requires a guarantor to disclose in its notes to the consolidated financial statements significant information about guarantees it has provided. The disclosures are required even when the likelihood of the guarantor having to make payment under the guarantee is remote. The Company has provided the following significant guarantees to third parties:

Director and officer indemnification agreements
The Company has entered into indemnification agreements with its current and former directors and officers to indemnify them, to the extent permitted by law, against any and all charges, costs, expenses, amounts paid in settlement and damages incurred by the directors and officers as a result of any lawsuit or any judicial, administrative or investigative proceeding in which the directors and officers are sued as a result of their service. These indemnification claims will be subject to any statutory or other legal limitation period. The nature of the indemnification agreements prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay to counterparties. The Company has purchased directors' and officers' liability insurance. No amount has been recorded in the financial statements with respect to these indemnification agreements.

Other indemnification agreements
In the normal course of operations, the Company provides indemnification agreements to counterparties for various events such as intellectual property right infringement, loss or damages to property, claims that may arise while providing services, violation of laws or regulations, or as a result of litigation that might be suffered by the counterparties. The terms and nature of these indemnification agreements vary based on the specific contract. The nature of the indemnification agreements prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay to counterparties. No amount has been recorded in the financial statements with respect to these indemnification agreements.

6. Comparative Amounts
The comparative amounts have been reclassified to conform with the current year's presentation.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited, $ in thousands)

	14 Weeks Ended January 31 2004	13 Weeks Ended January 25 2003	53 Weeks Ended January 31 2004	52 Weeks Ended January 25 2003
CASH PROVIDED BY (USED IN)				
Operating Activities				
Net earnings for the period	$ 10,614	$ 10,155	$ 35,730	$ 34,469
Non-cash items				
Amortization	5,588	5,707	22,401	22,672
Future income taxes	2,115	1,832	3,446	3,097
Pension (credit) expense	(637)	353	(637)	353
Amortization of deferred financing costs	46	48	186	(645)
Gain on foreign exchange from reduction of AC investment	-	(92)	-	(92)
Loss (gain) on disposal of property and equipment	418	124	(1,583)	(670)
Cash flow from operations	18,144	18,127	59,543	59,184
Change in other non-cash items	20,282	8,071	7,237	176
Operating activities	38,426	26,198	66,780	59,360
Investing Activities				
Purchase of property and equipment	(11,772)	(7,506)	(33,273)	(20,128)
Proceeds from disposal of property and equipment	234	117	3,070	1,944
Investing activities	(11,538)	(7,389)	(30,203)	(18,184)
Financing Activities				
Change in bank advances and short-term notes	(6,970)	(9,809)	2,475	2,260
Repayment of bonds	-	-	-	(112,000)
Proceeds from issuance of senior notes	-	-	-	100,841
Net purchase of units for unit purchase loan plan	458	35	(285)	(3,365)
Deferred financing costs	-	(87)	-	(1,302)
Repayment of long-term debt	(1,442)	(1,432)	(1,952)	(1,978)
Distributions	(11,772)	(7,015)	(30,639)	(25,157)
Financing activities	(19,726)	(18,308)	(30,401)	(40,701)
NET CHANGE IN CASH	7,162	501	6,176	475
Cash, beginning of period	9,465	9,950	10,451	9,976
CASH, END OF PERIOD	$ 16,627	$ 10,451	$ 16,627	$ 10,451
Supplemental disclosure of cash paid for:				
Interest expense	$ 2,764	$ 2,154	$ 6,410	$ 10,105
Income taxes	1,228	1,255	4,513	6,961

See accompanying notes to consolidated financial statements.

04 MAR 21 AM 7:21

NORTH WEST COMPANY FUND
PRESS RELEASE

FOR IMMEDIATE RELEASE

"NORTH WEST COMPANY FUND REPORTS FOURTH QUARTER EARNINGS GAIN AND ANNOUNCES 15.4% INCREASE IN 2004 DISTRIBUTIONS"

Winnipeg, March 18, 2004: North West Company Fund (the "Fund") today reported 2003 fourth quarter earnings of $10.6 million, up 4.5% from last year, and year-end earnings of $35.7 million, an increase of 3.7%. The Company also announced planned quarterly distributions for 2004 of $0.45 per unit, an increase of 15.4% over 2003.

CONSOLIDATED RESULTS

The North West Company Fund reported a fourth quarter consolidated sales increase of 5.8% to $217.0 million compared to $205.1 million in 2002. The quarter had 14 weeks compared to 13 last year. On an equivalent 13-week basis sales declined by 0.5% and on a same store basis sales were down 1.2%, excluding foreign exchange impact. Fourth quarter net earnings increased 4.5% to $10.6 million compared to $10.2 million in 2002. Fully diluted earnings per unit increased 4.8% to $0.66 per unit compared to $0.63 per unit last year.

Trading profit[1] or net earnings before interest, income taxes, depreciation and amortization (EBITDA) increased 3.2% to $21.0 million. Interest expense decreased to $1.5 million from $1.8 million last year as lower customer receivable and inventory positions reduced overall borrowings. Income taxes increased $0.5 million in the quarter versus last year due to higher pre-tax earnings in the Canadian operations.

Year-to-date sales of $782.7 million increased 4.4%, 2.7% on an equivalent 52-week basis (up 2.1% on a same store basis excluding foreign exchange impact) over last year. Trading profit[1] was $72.8 million (up 0.8%) compared to $72.3 million last year. Consolidated earnings were up 3.7% to $35.7 million ($2.22 per unit), which includes an insurance gain of $1.1 million, compared to $34.5 million ($2.14 per unit) last year.

---

[1] Trading Profit or EBITDA is not a recognized measure under Canadian generally accepted accounting principles (GAAP). Management believes that in addition to net earnings (loss), trading profit is a useful supplemental measure as it provides investors with an indication of cash available for distribution prior to debt service, capital expenditures and income taxes. Investors should be cautioned, however, that trading profit should not be construed as an alternative to net earnings (loss) determined in accordance with GAAP as an indicator of NWF's performance. NWF's method of calculating trading profit may differ from other companies and, accordingly, trading profit may not be comparable to measures used by other companies.

The Canadian dollar's appreciation during 2003 reduced year-to-date net earnings from Alaskan operations by 11.7% or $763,000 ($0.05 per unit). The Company's investment in Alaska Commercial Company is hedged by US long-term debt and is not affected by fluctuations in the foreign exchange rate.

"We are pleased to report our fifth consecutive year of higher earnings and cash flow from operations. This consistent record, combined with our strong balance sheet and business prospects, are the reasons we have announced a higher pay-out distribution policy in our quarterly report to unitholders," said Edward Kennedy, President & CEO. "We continue to pursue solid growth opportunities within our core northern retail business, through our Giant Tiger store venture and in our food wholesaling divisions. Together, we believe these businesses will contribute to further gains in 2004."

CANADIAN OPERATIONS

Canadian sales for the quarter followed the second half trend of strong food momentum offset by a weak general merchandise performance in core Northern Canada operations. Sales increased 10.9% overall to $176.1 million from $158.7 million in 2002, reflecting an additional selling week in the quarter. On an equivalent 13-week basis sales were up 4.2%, with same store sales down 1.2%.

Northern Canada food sales delivered a 12.5% gain equivalent to 4.0% on a 13-week basis and up 4.0% on a same store basis. Sales increases were achieved in all major categories led by frozen foods, tobacco and grocery non-food, which had increases of 14.3%, 14.3% and 12.2% respectively. Other strong performers included meats, chilled foods, commercial bakery and confections.

The general merchandise focus in Northern Canada continues to be on margin management and inventory productivity. Northern Canada general merchandise sales were down 7.2%, equivalent to a 10.7% decrease on an equivalent 13-week basis against a 4.6% increase on a same store basis last year. In 2002, higher promotional and clearance markdowns together with larger-ticket sales helped to drive sales but reduced profitability. A less aggressive, controlled approach this year significantly improved retained gross profit dollars within a tighter discretionary spending environment.

Overall Canadian gross profit dollar contribution increased 15.8% in the quarter with both food and general merchandise having strong increases. General merchandise margin rates and product mix are expected to improve further in 2004 and to deliver profit gains combined with modest sales increases by the second half. Canadian trading profit increased 10.6% to $17.9 million from $16.2 million last year, largely due to improved food sales and Northern Canada's general merchandise profitability gains.

The Company's seven Giant Tiger ("GT") stores produced strong sales. Contribution margin levels in the quarter were positive but continued to be affected by the number of new stores and associated opening and training costs, as a percent of the total GT store base. Same store sales were up 4.0% in the quarter on an equivalent 13-week basis.

In 2004 the Company plans to open three new Giant Tiger stores while focusing on building field support and store management bench strength in anticipation of an accelerated opening schedule beginning in 2005.

ALASKAN OPERATIONS (stated in U.S. dollars)

Alaska Commercial Company ("AC") sales for the quarter increased 5.1% to $31.3 million compared to $29.8 million in 2002. Sales were down 0.3% on an equivalent 13-week basis and down 1.5% on a same store basis.

AC stores' food sales were up 13.9%. On an equivalent 13-week basis food sales increased 6.8%, and on a same store basis they were up 5.3%. Food sales benefited from market share gains and from more local shopping due to less income for travel and out shopping for discretionary products. General merchandise sales were down 14.2%, equivalent to a 17.0% decline on an equivalent 13-week basis and a 17.9% decline on a same store basis. The biggest factor affecting general merchandise sales was the timing and the lower amount of the State of Alaska's Permanent Fund Dividend ("PFD") payments. These payments were 28% below last year and were all distributed during the month of October with no carryover into November. This condensed payment and corresponding selling period negatively impacted November sales and continued into December.

Sales at Frontier Expeditors ("FE"), AC's wholesale business, were up 1.6% in the quarter but declined 4.0% on an equivalent 13-week basis. Sales were impacted by higher taxes on tobacco and customers subsequently ordering more tobacco from out of state. Tobacco wholesale margins are traditionally very low and this situation was offset by margin improvements in other product categories.

AC's gross profit rate for the quarter declined due to more aggressive food retail pricing. Expenses exceeded 2002 by 7.5%. On an equivalent 13-week basis, expenses were flat to last year.

AC's fourth quarter trading profit decreased 9.6% to $2.4 million compared to $2.7 million last year. For the year, trading profit was up 31.0% to $11.0 million.

BALANCE SHEET AND CASH FLOW

Assets employed at the end of the fourth quarter were $409.7 million compared to $418.2 million last year. Cash balances increased $6.2 million from last year. This was largely due to the timing of month-end income payments and the need for higher cash balances to provide cheque cashing and cash withdrawal services to customers. Accounts receivable balances were down 8.3% or $5.4 million lower than last year reflecting lower general merchandise sales and a higher debt loss reserve. Inventory levels were down by 8.9% or $11.3 million. The inventory decrease was $8.2 million, if adjusted for the foreign exchange impact on AC's inventory translated into Canadian dollars. The entire decrease occurred in the Northern Canada operations.

Future income taxes have decreased 26.6% to $10.5 million compared to $14.3 million in 2002 as non-capital loss carry forwards were utilized in 2003. Property and equipment balances increased $3.6 million from last year due to computer hardware and software costs

for the store systems. Bank advances increased 7.7% or $2.2 million compared to last year. The increase is due to the higher amount of deposits in transit not yet applied to the operating line. Accounts payable and accrued expenses decreased 16.8% or $10.2 million from last year. Included in last year's payables was a distribution payable amount of $6.3 million which was paid March 15, 2003. In 2003, the distribution was paid prior to year-end. Trade payables are lower than last year and the lower exchange rate used to convert US liabilities also decreased payables.

The weighted average units outstanding for the quarter were 15,929,000 compared to 15,948,000 last year.

UNITHOLDER DISTRIBUTIONS

The Company's distribution policy was reviewed at the March Trustee Meeting. The policy was modified to move annual distributions towards 50% of operating cash flow. This decision was based on an assessment of the Company's short and long-term capital requirements, its stable earnings base and its balance sheet strength.

In accordance with this distribution policy change, regular quarterly cash distributions will increase 15.4% to $0.45 per quarter in 2004 and will consist of $0.39 in interest income and $0.06 in dividend income to unitholders.

The Trustees declared a quarterly cash distribution of $0.45 per unit to unitholders of record on March 31, 2004, distributable on April 15, 2004. Further distributions in 2004 will have a record and payable date at the end of each calendar quarter and will be distributed by the 15th of the following month.

OTHER HIGHLIGHTS

- The Company's new in-store information systems ("ISS") were installed in 10 stores in the quarter for a total of 26 stores and 79 stores were linked into a new central credit management system ("CMS") for a total of 129 stores. This fell short of the target of installing ISS in 36 stores but exceeded the goal of 100 stores for CMS. The installation of ISS in all of the stores is expected to be completed by the end of October 2004 and CMS is expected to be fully installed by the end of April 2004.

The North West Company Inc. (NWC) is the leading retailer of food and everyday products and services to northern communities across Canada and Alaska. NWC operates 181 stores under a number of trading names, including Northern, NorthMart, Giant Tiger and AC Value Center, and provides catalogue shopping services through its *Selections* catalogue in northern Canada.

The units of the Fund trade on the TSX Toronto Stock Exchange under the symbol "NWF.UN".

-30-

For more information contact:

Edward Kennedy, President & CEO, The North West Company
phone (204) 934-1482; fax (204) 934-1317; email ekennedy@northwest.ca

Léo Charrière, Executive Vice-President, CFO and Secretary, The North West Company
phone (204) 934-1503; fax (204) 934-1455; email lcharriere@northwest.ca

or visit on-line at www.northwest.ca

CONSOLIDATED BALANCE SHEETS
(unaudited, $ in thousands)

	January 31 2004	January 25 2003
ASSETS		
Current assets		
Cash	$ 16,627	$ 10,451
Accounts receivable	59,414	64,762
Inventories	116,114	127,449
Prepaid expenses	3,083	2,274
Future income taxes	2,429	4,964
	197,667	209,900
Property and equipment	191,809	188,194
Other assets	12,153	10,775
Future income taxes	8,057	9,322
	$ 409,686	$ 418,191
LIABILITIES		
Current liabilities		
Bank advances and short-term notes	$ 30,313	$ 28,157
Accounts payable and accrued	50,306	60,495
Income taxes payable	1,881	1,500
Current portion of long-term debt	640	1,843
	83,140	91,995
Long-term debt	96,949	106,812
	180,089	198,807
EQUITY		
Capital	165,205	165,205
Unit purchase loan plan (Note 3)	(3,650)	(3,365)
Retained earnings	62,823	52,165
Cumulative currency translation adjustments	5,219	5,379
	229,597	219,384
	$ 409,686	$ 418,191

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS
(unaudited, $ in thousands)

	14 Weeks Ended January 31 2004	13 Weeks Ended January 25 2003	53 Weeks Ended January 31 2004	52 Weeks Ended January 25 2003
SALES				
Canadian operations	$ 176,056	$ 158,723	$ 615,661	$ 565,747
Alaskan operations	40,894	46,379	167,059	184,012
	$ 216,950	$ 205,102	$ 782,720	$ 749,759
Cost of sales, selling and administrative expenses				
Canadian operations	$ (158,163)	$ (142,540)	$ (557,998)	$ (506,584)
Alaskan operations	(37,765)	(42,197)	(151,896)	(170,904)
Net earnings before amortization, interest and income taxes				
Canadian operations	17,893	16,183	57,663	59,163
Alaskan operations	3,129	4,182	15,163	13,108
Amortization				
Canadian operations	(4,645)	(4,752)	(18,413)	(18,976)
Alaskan operations	(943)	(955)	(3,988)	(3,696)
	15,434	14,658	50,425	49,599
Interest	(1,538)	(1,755)	(6,299)	(6,681)
	13,896	12,903	44,126	42,918
Provision for income taxes (Note 2)	(3,282)	(2,748)	(8,396)	(8,449)
NET EARNINGS FOR THE PERIOD	10,614	10,155	35,730	34,469
Retained earnings, beginning of period	64,703	55,314	52,165	49,142
Distributions	(12,494)	(13,304)	(25,072)	(31,446)
RETAINED EARNINGS, END OF PERIOD	$ 62,823	$ 52,165	$ 62,823	$ 52,165
NET EARNINGS PER UNIT				
Basic	$ 0.66	$ 0.63	$ 2.24	$ 2.15
Diluted	$ 0.66	$ 0.63	$ 2.22	$ 2.14
Weighted Average Number of Units Outstanding (000's)				
Basic	15,929	15,948	15,940	16,007
Diluted	16,126	16,126	16,126	16,126

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Accounting Presentations and Disclosures

These interim financial statements follow the same accounting policies and their methods of application as the 2002 annual financial statements. Not all disclosures required by generally accepted accounting principles for annual financial statements are presented, and accordingly, the interim financial statements should be read in conjunction with the 2002 Annual Report.

2. Income Taxes

Certain interest amounts deducted by The North West Company Inc. are included as taxable income to unitholders of North West Company Fund upon distribution. The income tax benefit of loss carryforwards to the Company has been recorded in these financial statements as a future income tax asset.

3. Unit Purchase Loan Plan

Loans issued to officers to purchase units under the unit purchase loan plan are treated as a reduction of equity. These loans are non-interest bearing and repayable from the after tax distributions or if the officer sells the units or leaves the Company. The loans are secured by a pledge of 192,657 units of the Company with a quoted value at January 31, 2004 of $4,552,485. Loans receivable at January 31, 2004 of $3,650,240 are recorded as a reduction of equity. The loans have a term of five years. The maximun value of the loans under the plan will not exceed $7,500,000.

4. Net Identifiable Assets ($ in thousands)

	January 31 2004	January 25 2003
Canadian operations	$ 290,708	$ 280,341
Alaskan operations	66,791	75,855

5. Guarantees

The Company implemented Accounting Guideline 14 - "Disclosure of Guarantees", issued by the Canadian Institute of Chartered Accountants, which requires a guarantor to disclose in its notes to the consolidated financial statements significant information about guarantees it has provided. The disclosures are required even when the likelihood of the guarantor having to make payment under the guarantee is remote. The Company has provided the following significant guarantees to third parties:

Director and officer indemnification agreements

The Company has entered into indemnification agreements with its current and former directors and officers to indemnify them, to the extent permitted by law, against any and all charges, costs, expenses, amounts paid in settlement and damages incurred by the directors and officers as a result of any lawsuit or any judicial, administrative or investigative proceeding in which the directors and officers are sued as a result of their service. These indemnification claims will be subject to any statutory or other legal limitation period. The nature of the indemnification agreements prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay to counterparties. The Company has purchased directors' and officers' liability insurance. No amount has been recorded in the financial statements with respect to these indemnification agreements.

Other indemnification agreements

In the normal course of operations, the Company provides indemnification agreements to counterparties for various events such as intellectual property right infringement, loss or damages to property, claims that may arise while providing services, violation of laws or regulations, or as a result of litigation that might be suffered by the counterparties. The terms and nature of these indemnification agreements vary based on the specific contract. The nature of the indemnification agreements prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay to counterparties. No amount has been recorded in the financial statements with respect to these indemnification agreements.

6. Comparative Amounts

The comparative amounts have been reclassified to conform with the current year's presentation.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited, $ in thousands)

	14 Weeks Ended January 31 2004	13 Weeks Ended January 25 2003	**53 Weeks Ended January 31 2004**	52 Weeks Ended January 25 2003
CASH PROVIDED BY (USED IN)				
Operating Activities				
Net earnings for the period	**$ 10,614**	$ 10,155	**$ 35,730**	$ 34,469
Non-cash items				
Amortization	**5,588**	5,707	**22,401**	22,672
Future income taxes	**2,115**	1,832	**3,446**	3,097
Pension (credit) expense	**(637)**	353	**(637)**	353
Amortization of deferred financing costs	**46**	48	**186**	(645)
Gain on foreign exchange from reduction of AC investment	**-**	(92)	**-**	(92)
Loss (gain) on disposal of property and equipment	**418**	124	**(1,583)**	(670)
Cash flow from operations	**18,144**	18,127	**59,543**	59,184
Change in other non-cash items	**20,282**	8,071	**7,237**	176
Operating activities	**38,426**	26,198	**66,780**	59,360
Investing Activities				
Purchase of property and equipment	**(11,772)**	(7,506)	**(33,273)**	(20,128)
Proceeds from disposal of property and equipment	**234**	117	**3,070**	1,944
Investing activities	**(11,538)**	(7,389)	**(30,203)**	(18,184)
Financing Activities				
Change in bank advances and short-term notes	**(6,970)**	(9,809)	**2,475**	2,260
Repayment of bonds	**-**	-	**-**	(112,000)
Proceeds from issuance of senior notes	**-**	-	**-**	100,841
Net purchase of units for unit purchase loan plan	**458**	35	**(285)**	(3,365)
Deferred financing costs	**-**	(87)	**-**	(1,302)
Repayment of long-term debt	**(1,442)**	(1,432)	**(1,952)**	(1,978)
Distributions	**(11,772)**	(7,015)	**(30,639)**	(25,157)
Financing activities	**(19,726)**	(18,308)	**(30,401)**	(40,701)
NET CHANGE IN CASH	**7,162**	501	**6,176**	475
Cash, beginning of period	**9,465**	9,950	**10,451**	9,976
CASH, END OF PERIOD	**$ 16,627**	$ 10,451	**$ 16,627**	$ 10,451
Supplemental disclosure of cash paid for:				
Interest expense	**$ 2,764**	$ 2,154	**$ 6,410**	$ 10,105
Income taxes	**1,228**	1,255	**4,513**	6,961

See accompanying notes to consolidated financial statements.

EXEMPTION NUMBER 82-34737

NORTH WEST COMPANY FUND

March 22, 2004

To: The Toronto Stock Exchange
Canadian Securities Administrators

NOTICE

Re: North West Company Funds
Trust Units CUSIP 662906 10 6
NP54-101

Pursuant to the requirements of NP54-101, I advise that the Trustees of North West Company Fund (the "Fund") have set a meeting date of June 3, 2004, for an Annual Meeting of Unitholders, and that April 23, 2004, has been set as the record date for Unitholders entitled to receive notice and vote.

Should you have any questions about this notice, please call the undersigned at 204-934-1503; or Linda Peever, Assistant Corporate Secretary, at 204-934-1504.

On behalf of the board of Trustees:

Signed by "Léo Charrière"

Léo Charrière
Chief Financial Officer & Secretary

NORTH WEST COMPANY FUND

04 MAR 31 AM 7:

SUPPL

2003 FOURTH QUARTER REPORT TO UNITHOLDERS

CONSOLIDATED RESULTS

The North West Company Fund reported a fourth quarter consolidated sales increase of 5.8% to $217.0 million compared to $205.1 million in 2002. The quarter had 14 weeks compared to 13 last year. On an equivalent 13-week basis sales declined by 0.5% and on a same store basis sales were down 1.2%, excluding foreign exchange impact. Fourth quarter net earnings increased 4.5% to $10.6 million compared to $10.2 million in 2002. Fully diluted earnings per unit increased 4.8% to $0.66 per unit compared to $0.63 per unit last year.

Trading profit[1] *or net earnings before interest, income taxes, depreciation and amortization* (EBITDA) increased 3.2% to $21.0 million. Interest expense decreased to $1.5 million from $1.8 million last year as lower customer receivable and inventory positions reduced overall borrowings. Income taxes increased $0.5 million in the quarter versus last year due to higher pre-tax earnings in the Canadian operations.

Year-to-date sales of $782.7 million increased 4.4%, 2.7% on an equivalent 52-week basis (up 2.1% on a same store basis excluding foreign exchange impact) over last year. Trading profit[1] was $72.8 million (up 0.8%) compared to $72.3 million last year. Consolidated earnings were up 3.7% to $35.7 million ($2.22 per unit), which includes an insurance gain of $1.1 million, compared to $34.5 million ($2.14 per unit) last year.

The Canadian dollar's appreciation during 2003 reduced year-to-date net earnings from Alaskan operations by 11.7% or $763,000 ($0.05 per unit). The Company's investment in Alaska Commercial Company is hedged by US long-term debt and is not affected by fluctuations in the foreign exchange rate.

CANADIAN OPERATIONS

Canadian sales for the quarter followed the second half trend of strong food momentum offset by a weak general merchandise performance in core Northern Canada operations. Sales increased 10.9% overall to $176.1 million from $158.7 million in 2002, reflecting an additional selling week in the quarter. On an equivalent 13-week basis sales were up 4.2%, with same store sales down 1.2%.

Northern Canada food sales delivered a 12.5% gain equivalent to 4.0% on a 13-week basis and up 4.0% on a same store basis. Sales increases were achieved in all major categories led by frozen foods, tobacco and grocery non-food, which had increases of 14.3%, 14.3% and 12.2% respectively. Other strong performers included meats, chilled foods, commercial bakery and confections.

The general merchandise focus in Northern Canada continues to be on margin management and inventory productivity. Northern Canada general merchandise sales were down 7.2%, equivalent to a 10.7% decrease on an equivalent 13-week basis against a 4.6% increase on a same store basis last year. In 2002, higher promotional and clearance markdowns together with larger-ticket sales helped to drive sales but reduced profitability. A less aggressive, controlled approach this year significantly improved retained gross profit dollars within a tighter discretionary spending environment.

Overall Canadian gross profit dollar contribution increased 15.8% in the quarter with both food and general merchandise having strong increases. General merchandise margin rates and product mix are expected to

[1] Trading Profit or EBITDA is not a recognized measure under Canadian generally accepted accounting principles (GAAP). *Management believes that in addition to net earnings (loss), trading* profit is a useful supplemental measure as it provides investors with an indication of cash available for distribution prior to debt service, capital expenditures and income taxes. Investors should be cautioned, however, that trading profit should not be construed as an alternative to net earnings (loss) determined in accordance with GAAP as an indicator of NWF's performance. NWF's method of calculating trading profit may differ from other companies and, accordingly, trading profit may not be comparable to measures used by other companies.

improve further in 2004 and to deliver profit gains combined with modest sales increases by the second half. Canadian trading profit increased 10.6% to $17.9 million from $16.2 million last year, largely due to improved food sales and Northern Canada's general merchandise profitability gains.

The Company's seven Giant Tiger ("GT") stores produced strong sales. Contribution margin levels in the quarter were positive but continued to be affected by the number of new stores and associated opening and training costs, as a percent of the total GT store base. Same store sales were up 4.0% in the quarter on an equivalent 13-week basis.

In 2004 the Company plans to open three new Giant Tiger stores while focusing on building field support and store management bench strength in anticipation of an accelerated opening schedule beginning in 2005.

ALASKAN OPERATIONS (stated in U.S. dollars)

Alaska Commercial Company ("AC") sales for the quarter increased 5.1% to $31.3 million compared to $29.8 million in 2002. Sales were down 0.3% on an equivalent 13-week basis and down 1.5% on a same store basis.

AC stores' food sales were up 13.9%. On an equivalent 13-week basis food sales increased 6.8%, and on a same store basis they were up 5.3%. Food sales benefited from market share gains and from more local shopping due to less income for travel and out shopping for discretionary products. General merchandise sales were down 14.2%, equivalent to a 17.0% decline on an equivalent 13-week basis and a 17.9% decline on a same store basis. The biggest factor affecting general merchandise sales was the timing and the lower amount of the State of Alaska's Permanent Fund Dividend ("PFD") payments. These payments were 28% below last year and were all distributed during the month of October with no carryover into November. This condensed payment and corresponding selling period negatively impacted November sales and continued into December.

Sales at Frontier Expeditors ("FE"), AC's wholesale business, were up 1.6% in the quarter but declined 4.0% on an equivalent 13-week basis. Sales were impacted by higher taxes on tobacco and customers subsequently ordering more tobacco from out of state. Tobacco wholesale margins are traditionally very low and this situation was offset by margin improvements in other product categories.

AC's gross profit rate for the quarter declined due to more aggressive food retail pricing. Expenses exceeded 2002 by 7.5%. On an equivalent 13-week basis, expenses were flat to last year.

AC's fourth quarter trading profit decreased 9.6% to $2.4 million compared to $2.7 million last year. For the year, trading profit was up 31.0% to $11.0 million.

BALANCE SHEET AND CASH FLOW

Assets employed at the end of the fourth quarter were $409.7 million compared to $418.2 million last year. Cash balances increased $6.2 million from last year. This was largely due to the timing of month-end income payments and the need for higher cash balances to provide cheque cashing and cash withdrawal services to customers. Accounts receivable balances were down 8.3% or $5.4 million lower than last year reflecting lower general merchandise sales and a higher debt loss reserve. Inventory levels were down by 8.9% or $11.3 million. The inventory decrease was $8.2 million, if adjusted for the foreign exchange impact on AC's inventory translated into Canadian dollars. The entire decrease occurred in the Northern Canada operations.

Future income taxes have decreased 26.6% to $10.5 million compared to $14.3 million in 2002 as non-capital loss carry forwards were utilized in 2003. Property and equipment balances increased

$3.6 million from last year due to computer hardware and software costs for the store systems. Bank advances increased 7.7% or $2.2 million compared to last year. The increase is due to the higher amount of deposits in transit not yet applied to the operating line. Accounts payable and accrued expenses decreased 16.8% or $10.2 million from last year. Included in last year's payables was a distribution payable amount of $6.3 million which was paid March 15, 2003. In 2003, the distribution was paid prior to year-end. Trade payables are lower than last year and the lower exchange rate used to convert US liabilities also decreased payables.

The weighted average units outstanding for the quarter were 15,929,000 compared to 15,948,000 last year.

UNITHOLDER DISTRIBUTIONS

The Company's distribution policy was reviewed at the March Trustee Meeting. The policy was modified to move annual distributions towards 50% of operating cash flow. This decision was based on an assessment of the Company's short and long-term capital requirements, its stable earnings base and its balance sheet strength.

In accordance with this distribution policy change, regular quarterly cash distributions will increase 15.4% to $0.45 per quarter in 2004 and will consist of $0.39 in interest income and $0.06 in dividend income to unitholders.

The Trustees declared a quarterly cash distribution of $0.45 per unit to unitholders of record on March 31, 2004, distributable on April 15, 2004. Further distributions in 2004 will have a record and payable date at the end of each calendar quarter and will be distributed by the 15th of the following month.

OTHER HIGHLIGHTS

- The Company's new in-store information systems ("ISS") were installed in 10 stores in the quarter for a total of 26 stores and 79 stores were linked into a new central credit management system ("CMS") for a total of 129 stores. This fell short of the target of installing ISS in 36 stores but exceeded the goal of 100 stores for CMS. The installation of ISS in all of the stores is expected to be completed by the end of October 2004 and CMS is expected to be fully installed by the end of April 2004.

On behalf of the Trustees and the Board of Directors:

Ian Sutherland
Chairman

Edward S.Kennedy
President and Chief Executive Officer

March 18, 2004 Winnipeg, Canada

CONSOLIDATED BALANCE SHEETS
(unaudited, $ in thousands)

	January 31 2004	January 25 2003
ASSETS		
Current assets		
Cash	$ 16,627	$ 10,451
Accounts receivable	59,414	64,762
Inventories	116,114	127,449
Prepaid expenses	3,083	2,274
Future income taxes	2,429	4,964
	197,667	209,900
Property and equipment	191,809	188,194
Other assets	12,153	10,775
Future income taxes	8,057	9,322
	$ 409,686	$ 418,191
LIABILITIES		
Current liabilities		
Bank advances and short-term notes	$ 30,313	$ 28,157
Accounts payable and accrued	50,306	60,495
Income taxes payable	1,881	1,500
Current portion of long-term debt	640	1,843
	83,140	91,995
Long-term debt	96,949	106,812
	180,089	198,807
EQUITY		
Capital	165,205	165,205
Unit purchase loan plan (Note 3)	(3,650)	(3,365)
Retained earnings	62,823	52,165
Cumulative currency translation adjustments	5,219	5,379
	229,597	219,384
	$ 409,686	$ 418,191

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS

(unaudited, $ in thousands)

	14 Weeks Ended January 31 2004	13 Weeks Ended January 25 2003	53 Weeks Ended January 31 2004	52 Weeks Ended January 25 2003
SALES				
Canadian operations	$ 176,056	$ 158,723	$ 615,661	$ 565,747
Alaskan operations	40,894	46,379	167,059	184,012
	$ 216,950	$ 205,102	$ 782,720	$ 749,759
Cost of sales, selling and administrative expenses				
Canadian operations	$ (158,163)	$ (142,540)	$ (557,998)	$ (506,584)
Alaskan operations	(37,765)	(42,197)	(151,896)	(170,904)
Net earnings before amortization, interest and income taxes				
Canadian operations	17,893	16,183	57,663	59,163
Alaskan operations	3,129	4,182	15,163	13,108
Amortization				
Canadian operations	(4,645)	(4,752)	(18,413)	(18,976)
Alaskan operations	(943)	(955)	(3,988)	(3,696)
	15,434	14,658	50,425	49,599
Interest	(1,538)	(1,755)	(6,299)	(6,681)
	13,896	12,903	44,126	42,918
Provision for income taxes (Note 2)	(3,282)	(2,748)	(8,396)	(8,449)
NET EARNINGS FOR THE PERIOD	10,614	10,155	35,730	34,469
Retained earnings, beginning of period	64,703	55,314	52,165	49,142
Distributions	(12,494)	(13,304)	(25,072)	(31,446)
RETAINED EARNINGS, END OF PERIOD	$ 62,823	$ 52,165	$ 62,823	$ 52,165
NET EARNINGS PER UNIT				
Basic	$ 0.66	$ 0.63	$ 2.24	$ 2.15
Diluted	$ 0.66	$ 0.63	$ 2.22	$ 2.14
Weighted Average Number of Units Outstanding (000's)				
Basic	15,929	15,948	15,940	16,007
Diluted	16,126	16,126	16,126	16,126

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Accounting Presentations and Disclosures

These interim financial statements follow the same accounting policies and their methods of application as the 2002 annual financial statements. Not all disclosures required by generally accepted accounting principles for annual financial statements are presented, and accordingly, the interim financial statements should be read in conjunction with the 2002 Annual Report.

2. Income Taxes

Certain interest amounts deducted by The North West Company Inc. are included as taxable income to unitholders of North West Company Fund upon distribution. The income tax benefit of loss carryforwards to the Company has been recorded in these financial statements as a future income tax asset.

3. Unit Purchase Loan Plan

Loans issued to officers to purchase units under the unit purchase loan plan are treated as a reduction of equity. These loans are non-interest bearing and repayable from the after tax distributions or if the officer sells the units or leaves the Company. The loans are secured by a pledge of 192,657 units of the Company with a quoted value at January 31, 2004 of $4,552,485. Loans receivable at January 31, 2004 of $3,650,240 are recorded as a reduction of equity. The loans have a term of five years. The maximun value of the loans under the plan will not exceed $7,500,000.

4. Net Identifiable Assets ($ in thousands)

	January 31 2004	January 25 2003
Canadian operations	$ 290,708	$ 280,341
Alaskan operations	66,791	75,855

5. Guarantees

The Company implemented Accounting Guideline 14 - "Disclosure of Guarantees", issued by the Canadian Institute of Chartered Accountants, which requires a guarantor to disclose in its notes to the consolidated financial statements significant information about guarantees it has provided. The disclosures are required even when the likelihood of the guarantor having to make payment under the guarantee is remote. The Company has provided the following significant guarantees to third parties:

Director and officer indemnification agreements

The Company has entered into indemnification agreements with its current and former directors and officers to indemnify them, to the extent permitted by law, against any and all charges, costs, expenses, amounts paid in settlement and damages incurred by the directors and officers as a result of any lawsuit or any judicial, administrative or investigative proceeding in which the directors and officers are sued as a result of their service. These indemnification claims will be subject to any statutory or other legal limitation period. The nature of the indemnification agreements prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay to counterparties. The Company has purchased directors' and officers' liability insurance. No amount has been recorded in the financial statements with respect to these indemnification agreements.

Other indemnification agreements

In the normal course of operations, the Company provides indemnification agreements to counterparties for various events such as intellectual property right infringement, loss or damages to property, claims that may arise while providing services, violation of laws or regulations, or as a result of litigation that might be suffered by the counterparties. The terms and nature of these indemnification agreements vary based on the specific contract. The nature of the indemnification agreements prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay to counterparties. No amount has been recorded in the financial statements with respect to these indemnification agreements.

6. Comparative Amounts

The comparative amounts have been reclassified to conform with the current year's presentation.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited, $ in thousands)

	14 Weeks Ended January 31 2004	13 Weeks Ended January 25 2003	53 Weeks Ended January 31 2004	52 Weeks Ended January 25 2003
CASH PROVIDED BY (USED IN)				
Operating Activities				
Net earnings for the period	$ 10,614	$ 10,155	$ 35,730	$ 34,469
Non-cash items				
Amortization	5,588	5,707	22,401	22,672
Future income taxes	2,115	1,832	3,446	3,097
Pension (credit) expense	(637)	353	(637)	353
Amortization of deferred financing costs	46	48	186	(645)
Gain on foreign exchange from reduction of AC investment	-	(92)	-	(92)
Loss (gain) on disposal of property and equipment	418	124	(1,583)	(670)
Cash flow from operations	18,144	18,127	59,543	59,184
Change in other non-cash items	20,282	8,071	7,237	176
Operating activities	38,426	26,198	66,780	59,360
Investing Activities				
Purchase of property and equipment	(11,772)	(7,506)	(33,273)	(20,128)
Proceeds from disposal of property and equipment	234	117	3,070	1,944
Investing activities	(11,538)	(7,389)	(30,203)	(18,184)
Financing Activities				
Change in bank advances and short-term notes	(6,970)	(9,809)	2,475	2,260
Repayment of bonds	-	-	-	(112,000)
Proceeds from issuance of senior notes	-	-	-	100,841
Net purchase of units for unit purchase loan plan	458	35	(285)	(3,365)
Deferred financing costs	-	(87)	-	(1,302)
Repayment of long-term debt	(1,442)	(1,432)	(1,952)	(1,978)
Distributions	(11,772)	(7,015)	(30,639)	(25,157)
Financing activities	(19,726)	(18,308)	(30,401)	(40,701)
NET CHANGE IN CASH	7,162	501	6,176	475
Cash, beginning of period	9,465	9,950	10,451	9,976
CASH, END OF PERIOD	$ 16,627	$ 10,451	$ 16,627	$ 10,451
Supplemental disclosure of cash paid for:				
Interest expense	$ 2,764	$ 2,154	$ 6,410	$ 10,105
Income taxes	1,228	1,255	4,513	6,961

See accompanying notes to consolidated financial statements.